SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 )*

GENERAL GROWTH PROPERTIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

370023103

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 72,233,712
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 72,233,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 72,233,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.7%
14	TYPE OF REPORTING PERSON IA

*	This calculation is based on 938,259,889 shares of common stock (“Common Shares”) of General Growth Properties, Inc. (the “Company”) outstanding as of August 1, 2012 as reported in the Company’s 6/30/12 10-Q.

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 72,233,712
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 72,233,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 72,233,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.7%
14	TYPE OF REPORTING PERSON OO

*	This calculation is based on 938,259,889 Common Shares outstanding as of August 1, 2012 as reported in the Company’s 6/30/12 10-Q.

1	NAME OF REPORTING PERSON Pershing Square GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 33,679,074
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 33,679,074
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 33,679,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.6%
14	TYPE OF REPORTING PERSON IA

*	This calculation is based on 938,259,889 Common Shares outstanding as of August 1, 2012 as reported in the Company’s 6/30/12 10-Q.

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 72,233,712
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 72,233,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 72,233,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON

*	This calculation is based on 938,259,889 Common Shares outstanding as of August 1, 2012 as reported in the Company’s 6/30/12 10-Q.

This Amendment No. 1 relates to the Schedule 13D filed on October 24, 2011 (the “Original Schedule 13D”, and collectively with Amendment No. 1, the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and (iv) William A. Ackman, a citizen of the United States of America relating to common stock, par value $.01 per share (“Common Shares”), of General Growth Properties, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

Item 1.    Security and Issuer

Item 1 of the Original 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the common stock, par value $.01 per share (“Common Shares”), of General Growth Properties, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 110 N. Wacker Drive, Chicago, Illinois 60606.

As of August 23, 2012, the Reporting Persons (as defined in Item 2) beneficially owned (1) an aggregate of 72,233,712 Common Shares (the “Subject Shares”), representing approximately 7.7% of the outstanding Common Shares, and (2) warrants to purchase an aggregate of 18,224,213 Common Shares exercisable upon 90 days notice (the “Warrants”). The Reporting Persons also have additional economic exposure to 7,569,727 Common Shares under a cash-settled total return swap (the “Swap”), bringing their total aggregate economic exposure (excluding the Warrants) to 79,803,439 Common Shares (approximately 8.5% of the outstanding Common Shares). If the Warrants were exercised, the Reporting Persons would have aggregate economic exposure to 98,027,652 Common Shares (approximately 10.2% of the outstanding Common Shares, giving effect to such exercise). See Item 6 for a discussion of the terms of the Warrants and the Swap.

The Reporting Persons acquired Common Shares and entered into derivative contracts linked to Common Shares (including the Swap) prior to the Company’s commencement of reorganization proceedings in April 2009. William A. Ackman joined the Company’s Board of Directors (the “Board”) on June 5, 2009 and remained a member of the Board until March 5, 2010. In connection with the Company’s plan of reorganization, Common Shares owned by the Reporting Persons prior to the Company’s bankruptcy filing were reinstated and the Reporting Persons acquired additional Common Shares and the Warrants.

Item 4.     Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On August 23, 2012, Pershing Square sent a letter to the board of directors of the Company relating to certain corporate governance matters and potential transactions. A copy of the letter is attached hereto as Exhibit 99.4, and is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

Exhibit 99.4	Letter from Pershing Square to the board of directors of the Company, dated August 23, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2012	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit 99.4	Letter from Pershing Square to the board of directors of the Company, dated August 23, 2012.